Exhibit 21.1
Rattler Midstream LP
Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Rattler Holdings LLC	Delaware
Rattler Midstream Operating LLC	Delaware
Rattler Ajax Processing LLC	Delaware
Rattler OMOG LLC	Delaware
Tall City Towers LLC	Delaware